Exhibit 10.45

August 11, 2012

Craig R. Raymond

11 Cranberry Lane

Hingham, MA 02043

Dear Craig:

We are very excited at the prospect of you accepting our offer as Senior Vice President, and Chief Strategy Officer of Symetra Life Insurance Company. With your experience and track record, we look forward to having you join our team. In this position, you will report directly to Tom Marra, CEO. Your office will be located in Connecticut.

Our offer includes the following elements:

Base Salary:

Your base salary will be $12,884.61 each bi-weekly pay period, equivalent to $335,000 annually.

Annual Incentive Bonus:

Your target bonus under the Annual Incentive Bonus (AIB) will be 50% of your eligible earnings. Eligible earnings, as defined for the Annual Incentive Bonus, include your aggregate base salary paid during the applicable plan year before any salary reduction contributions to a flexible spending account, health savings account, medical benefit plan, transportation plan, or 401(k) plan. Eligible earnings do not include cash incentives, bonuses, deferred compensation, company contributions to 401(k), medical or insurance benefit plan, fringe benefits, severance pay, long-term disability benefits, or any other payments or benefits. Your bonus can range from 0% to 200% of your target based on Company performance and your individual performance. However, for the 2012 plan year you will receive your full target bonus of $167,500 in March, 2013.

Long Term Incentive:

You will also participate in the Symetra Financial Corporation Equity Plan. At commencement of your employment, you will receive a long-term incentive grant for the three-year 2012-2014 performance cycle with a grant value of $300,000. The grant will be apportioned between Performance Units (grant amount of $175,000) and Restricted Stock (grant value of $125,000). Performance Units will have an initial value of $100 per unit and could grow in value each year by the Company’s modified operating return on equity. The earned value of the Performance Units at the end of 2014 will vary from 0% to 200% of target based on the Company’s average annual modified operating return on equity. The target for the 2012-2014 cycle is 9.6%. The actual number of shares of restricted stock will be determined by the closing price of SYA on your hire date. These grants are subject to all of the terms and conditions of the Performance Unit Award and Restricted Stock Award Agreements, including “double-trigger” change in control protections. We would expect you to be eligible for similar annual grants in future years.

Sign-on Bonus:

You will receive a one-time sign-on bonus of $200,000 (gross). This additional incentive will be paid out on your first paycheck with Symetra. If your employment ends either voluntarily or involuntarily before your first anniversary date, you will be required to return the full amount of your sign-on bonus to Symetra.

Symetra Life Insurance Company • 777 108th Avenue NE, Suite 1200 • Bellevue, WA 98004-5135 • www.symetra.com

Mailing Address: PO Box 34690 • Seattle, WA 98124-1690 • Phone 1-800-796-3872 • TTY/TDD 1-800-833-6388

Benefits:

From your first day of employment, you will be eligible to participate in Symetra’s contributory health, dental and insurance plans, and 401(k) plan. Your vacation accrual will begin at the rate of 20 days per year instead of the normal 10 day schedule. The accrual rate will remain at 20 days per year, until your 11th employment anniversary, at which point it will increase in accordance with the standard accrual schedule.

Symetra will pay for financial planning assistance through Ayco for up to $16,000 per year. Symetra will pay Ayco directly although you will be responsible for the additional taxes as the $16,000 is considered taxable income.

Relocation:

Symetra will provide relocation services through Archibald Relocation which includes home sale and home finding assistance. Symetra will also cover approved expenses associated with packing/unpacking of household goods, movement of goods over-the road and moving of up to two personal vehicles to the Hartford, CT area. Symetra will also pay non-recurring closing costs (excluding real estate broker commissions) related to the sale and purchase of a home as a result of your relocation to We expect you to have your move completed within 6 months of your start date. You will also receive an additional amount of $25,000 (net) to assist with various relocation expenses. The foregoing benefits and reimbursements provided during any calendar year will not affect the benefits and reimbursements to be provided to you in any other calendar year, and the right to such benefits and reimbursements cannot be liquidated or exchanged for any other benefit and will be provided in accordance with IRC Section 409A and the regulations thereunder. Further, in the case of reimbursement payments, such payments will be made to you promptly and no later than the last day of the calendar year following the calendar year in which the underlying cost or expense is incurred.

Severance:

In the event your employment with Symetra is terminated by Symetra for reasons other than cause during your first two years of employment, you will receive separation pay equal to two times your base salary and one time your target Annual Incentive Bonus, provided you execute and not rescind Symetra’s standard Agreement and Release (“Agreement”), which the company will provide to you within 10 days of your termination date. You must sign your Agreement within 45 days of receipt of the Agreement, and payment shall be made within 20 days of our receipt of your executed Agreement. Should your employment be terminated by Symetra at some later date you will receive severance in accordance with the prevailing practice of the company at that time.

Symetra is making this offer of employment based in part on your representation that you are not currently subject to a written employment contract or any restrictive covenants with a former employer that you would be violating when performing your responsibilities for Symetra. You may not bring any confidential or proprietary information from any former employer to Symetra, or use to the benefit of or disclose to Symetra any such information at any time.

There is no intent in this letter to establish or imply a contract of employment. Our policy is that no representative or employee of the company has the authority to make any pre-employment agreements or employment contracts which would imply guarantees of minimum length of employment.

We are very excited about your role in Symetra’s future. I truly look forward to working with you to help make Symetra the premier company in the industry.

Sincerely,	Agreed,

Chris Katzmar Holmes	Craig R. Raymond
Sr. Vice President
Human Resources and Administration

Symetra Life Insurance Company • 777 108th Avenue NE, Suite 1200 • Bellevue, WA 98004-5135 • www.symetra.com

Mailing Address: PO Box 34690 • Seattle, WA 98124-1690 • Phone 1-800-796-3872 • TTY/TDD 1-800-833-6388